Exhibit 99.8

510 Burrard St 2nd Floor Vancouver BC V6C 3B9	T 604 689 9853 F 604 689 8144 pacific@pctc.com www.pctc.com

April 29, 2008

British Columbia Securities Commission

PO Box 10142 Pacific Centre

701 West Georgia Street 9th Floor

Vancouver, BC

V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	WESTERN WIND ENERGY CORP.
Meeting Type:	Annual General Meeting
ISIN:	CA95988Q1081
Meeting Date:	June 11, 2008
Record Date for Notice:	May 7, 2008
Record Date for Voting:	May 7, 2008
Beneficial Ownership Determination Date:	May 7, 2008
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"Yasmin Juma"

Yasmin Juma

PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission

cc: Manitoba Securities Commission

cc: New Brunswick Securities Commission

cc: Newfoundland Securities Commission

cc: Nova Scotia Securities Commission

cc: Ontario Securities Commission

cc: TSX Venture Exchange

cc: P.E.I. Securities Commission cc: Quebec Securities Commission cc: Saskatchewan Securities Commission cc: Registrar of Securities – NT cc: Registrar of Securities – YT cc: Nunavut cc: CDS Inc.

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